FORM 6-K

  UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

  Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2006

Goldcorp Inc. (Translation of registrant's name into English)
Suite 1560, 200 Burrard Street Vancouver, British Columbia V6C 3L6 Canada (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	....[ ].....	Form 40-F	....[X]....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note:Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	[ ]	No	[X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Suite 1560 - 200 Burrard St. Vancouver, BC, V6C 3L6 Tel: (604) 696-3000 Fax: (604) 696-3001
Toronto Stock Exchange: G	New York Stock Exchange:GG

Goldcorp Completes Los Filos Feasibility Study

Vancouver, British Columbia: April 20, 2006 - Goldcorp Inc. (TSX: G, NYSE: GG) is pleased to announce that the combined Los Filos and Bermejal feasibility study has been completed.

A feasibility study for the Los Filos deposit was originally completed in 2005. It has now been expanded to include the adjacent and subsequently acquired Bermejal deposit. The combined deposits will be referred to as the Los Filos Project going forward.

Project construction is well advanced and expected to be completed by the end of 2006 with commercial production planned to start in the second quarter of 2007. Commercial production for 2007 is expected to be 200,000 ounces of gold rising to 350,000 ounces in 2008. Approximately 70% of all project capital has been either spent or committed to date. The access road is completed, electrical power is energized, the water supply is 80% complete, and pit stripping is 35% complete with the ore leaching facilities 40% complete.

The mine reserves and resources total over 5 million ounces with 4.51 million ounces in proven and probable reserves.

•	Mineral Reserves	Tonnage	Grade	Contained Gold
		(million tonnes)	(grams Au/tonne)	(million ounces)
	Proven	25.16	0.88	0.72
	Probable	177.49	0.66	3.79
	Proven and Probable	202.65	0.69	4.51

•	Mineral Resources	Tonnage	Grade	Contained Gold
	(exclusive of reserves)	(million tonnes)	(grams Au/tonne)	(million ounces)
	Measured	3.22	0.78	0.08
	Indicated	12.96	0.68	0.28
	Measured and Indicated	16.18	0.70	0.36
	Inferred	10.92	0.49	0.17

The Los Filos and El Bermejal deposits will be developed as a twin open pit-heap leach operation, with two different methods of ore processing. Higher grade ore from within the Los Filos deposit will be crushed to 19mm and agglomerated before being conveyor stacked and heap leached. Lower grade ore from Los Filos and El Bermejal deposits will be hauled from the open pit directly to the leach pad to be bulk heap leached. The recovered solution will be treated to produce a final gold doré product on site.

Extensive metallurgical testing has been completed indicating average recoveries of 72% with crush/leach ore and 59% for direct dumped ore. Over 37% or 1.05 million ounces of recovered gold will come from the crush/leach ore.

The project is locally well serviced with existing infrastructure, including paved highway, electric power and water source, all only 15 km from the mine site. The project is on a major highway route, 3 hours south of Mexico City. The project is also serviced by two nearby towns with a skilled mining labour force. Mining has always been an important part of the culture in the area for decades, and strong support for the Los Filos project has been received from the local communities and government agencies.

Exploration drilling is continuing on pit extensions and in particular higher grade ore areas. The skarn peripherals have returned encouraging drill intersections that can be economically serviced from underground and possibly open pit. The strategic aim of the project is to continue developing further ore volume and higher grade ore from Los Filos, El Bermejal, and the neighboring Nukay district that will justify a new conventional milling operation in parallel with the heap leaching operation.

Production and economic statistics for the Life of Mine are summarized as follows:

• LOM Ore Production	203 million tonnes
• Crushing Plant Throughput	4 million tonnes/year
• Run of Mine Leach Rate	20 million tonnes/year
• Mining Strip Ratio	1.5 to 1
• Crush/Leach Ore Grade	1.50 grams gold/tonne
• Run of Mine Leach Ore Grade	0.55 grams gold/tonne
• Total Mine Grade	0.69 grams gold/tonne
• Average Heap Leach Recoveries
o Crush Leach	72%
o Run of Mine Leach	59%
• Average Annual Gold Production	315,000 ounces/year
• Total Gold Production	2.84 million ounces
• Capital Cost	US$ 187 million
• Pre-Production Capital	US$ 45 million
• Cash Operating Cost	US$ 250/ounce of gold

A technical report relating to the feasibility study has been filed on www.sedar.com. The feasibility study comprises several studies prepared by Independent Mining Consultants (“IMC”) (mineral reserves, mine planning, pit design, mine production schedule, waste dome design, mine capital and operating cost estimate), Snowden Mining Industry Consultants (“Snowden”) (mineral resource estimate), SRK Consulting Engineer and Scientists (environmental studies and permit support), Golder Associates (“Golder”) (heap leach pad and ponds, mine waste dumps, surface water diversion, access/haul road and pit slope design), McClelland Laboratories (metallurgical testing) and Kappes Cassiday and Associates (“Kappes Cassiday”) (metallurgical testing, gold recovery and facility engineering).

P. John Barton, B.Sc.(Eng.), ARSM, MAus/MM of Snowden, Andrew F. Ross, M.Sc., P.Geo. of Snowden, Michael C. Hester, Mining Engineer, of IMC, Daniel W. Kappes, P.Eng., B.Sc., M.Sc. of Kappes Cassiday and John F. Lupo, Ph.D., P.E. of Golder are the independent qualified persons within the meaning of National Instrument 43-101, who prepared the technical report and have reviewed and approved the contents of this new release.

Goldcorp is the world’s lowest cost multi-million ounce gold producer. Annualized gold production in 2006 is expected to be approximately 2 million ounces at a cash cost of US$125 per ounce and the Company does not hedge its gold production.

Notes:

1.
All Mineral Reserves and Mineral Resources have been estimated as of December 2005 in accordance with the Definition Standards on Mineral Resources and Mineral Reserves of the Canadian Institute of Mining, Metallurgy and Petroleum, as required by National Instrument 43-101.

2.
The mineral resource block model was estimated by Snowden Mining Industry Consultants, Vancouver. The mineral resources are wholly contained within a Au=US$450/oz pit shell, and are reported exclusive of mineral reserves. The pit shell was generated and reporting was completed by Mike Hester, FAusIMM, an employee of Independent Mining Consultants, Tucson and a qualified person.

3.
The Mineral Reserves were prepared by Independent Mining Consultants, Tucson under the direction of Mike Hester, FAusIMM an employee of IMC and the qualified person for reporting of the Mineral Reserves estimates.

4.	The heap leach recoveries were estimated by Kappes, Cassiday, and Associates, Reno under the direction of Daniel Kappes the qualified person for reporting recoveries.
5.	Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.
6.	A gold price of US$ 400 per ounce was used for Los Filos pit, and US$ 425 per ounce for Bermejal.

Cautionary Note Regarding Forward Looking Statements

This press release contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, silver and copper, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Goldcorp to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions; risks related to international operations; risks related to joint venture operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold, silver and copper; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed in (a) the section entitled “Description of the Business - Risk Factors” in Goldcorp’s annual information form for the year ended December 31, 2004, and (b) the section entitled “Description of the Business - Risk Factors” in Wheaton River Minerals Ltd.’s annual information form for the year ended December 31, 2004. Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Goldcorp does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources:  This press release uses the terms “Measured”, “Indicated” and “Inferred” Resources.  United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them.  “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility.  It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies.  United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves.  United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

For further information, please contact:

Julia Hasiwar
Director, Investor Relations
Goldcorp Inc.
Telephone: 604-696-3011
Fax: (604) 696-3001
e-mail: info@goldcorp.com
website: www.goldcorp.com

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLDCORP INC.

Date: April 20, 2006	/s/Anna M. Tudela
Name: Anna M. Tudela
Title: Assistant Corporate Secretary and Director, Legal